SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Addition of an Affiliated Company

1. Details of affiliated company:

A. Name: Nasmedia Incorporation(“Nasmedia”)

B. Name of the Representative Director: Kee Ho Chung

C. Total assets: KRW 33,587,992,991

D. Total liabilities: KRW 26,597,171,872

E. Total shareholders’ equity: KRW 6,990,821,119

F. Total capital stock: KRW 1,442,857,500

G. Business area: Online media representative

2. Name of company group: KT Corporation

3. Reason for the addition: KT Corporation received notice from the Korean Fair Trade Commission that Nasmedia will be classified as an affiliate of a large business group.

4. Percentage of shares owned by KT Corporation: 50%

5. Number of KT Corporation’s affiliated companies after the addition: 36

6. Effective date: February 1, 2008

Change in the ownership of KT Corporation (“KT”) in Olive Nine Co., Ltd.

Reporting date		Shares owned by KT
		Description	Number of shares	Ratio (%)
Previous reporting date	January 10, 2007	Common	8,750,000	19.68
		Preferred	—	—

		Total	8,750,000	19.68

Current reporting date	January 4, 2008	Common	9,250,000	19.48
		Preferred	—	—

		Total	9,250,000	19.48

Changes		Common	500,000	-0.2
		Preferred	—	—

		Total	500,000	-0.2

•

The total number of outstanding shares of Olive Nine Co., Ltd. (“Olive Nine”) changed from 44,456,949 shares (as of January 10, 2007) to 47,477,201 shares (as of January 18, 2008) due to the following reasons: (1) 495,000 stock options were exercised as of June 5, 2007; (2) Olive Nine’s convertible bonds were converted into 631,313 common shares of Olive Nine as of July 16, 2007; and (3) Olive Nine’s convertible bonds were converted into 1,893,939 common shares of Olive Nine as of January 10, 2007.

•	** On January 18, 2008, 500,000 shares of Olive Nine, at Won 2,309 per share, were purchased from Dae-Hwa Koh, representative director of Olive Nine, in an over-the-counter transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director